EXHIBIT 99.1

e-Future Information Technology Inc. Unaware of Business Information Underlying Increase in Share Price and Trading Volume

BEIJING, November 14, 2006 Xinhua-PRNewswire — As previously announced by e-Future Information Technology Inc. (“e-Future”), on October 30, 2006, e-Future completed the initial public offering of its ordinary shares. Pursuant to this offering, e-Future issued 1,133,500 ordinary shares at a price of $6.00 per share. Including the shares issued in the offering, e-Future has issued an aggregate of 2,633,500 ordinary shares to date. Since October 30, 2006, the share price and trading volume of e-Future’s ordinary shares has increased dramatically. On several trading days, e-Future’s trading volume has been a multiple of its total outstanding ordinary shares.

e-Future is unaware of any business information underlying the increase in e-Future’s per share price and trading volume.

About e-Future

e-Future is a provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain front market.

e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout, and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

e-Future has over 500 customers, 30% of the top 30 retailers in China and 30% of top 500 retailers in China. e-Future has also been selected to provide the retail software for upwards of 500 retail stores (Mickey’s Space) that will be selling Disney products in China. In addition, e-Future provides products and services to Proctor & Gamble, Ford, Panric, Haier, Gucci, Suning, PARKSON, SOGO, Wangfujing, Homeway, Orient Home, and other large companies operating in China’s domestic markets.

For more information about e-Future, please visit http://www.e-future.com.cn.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to:

♦	customer acceptance;

♦	market share gains;

♦	competition from companies that have greater financial resources;

♦	introduction of new products into the marketplace by competitors;

♦	successful product development;

♦	dependence on significant customers, specifically including the businesses mentioned above;

♦	the ability to recruit and retain quality employees as e-Future grows; and

♦	economic and political conditions globally.

Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the e-Future assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.